AB 3/13

UN
SECURITIES ANI
Washi

08030345

SEC Mail Processing Section
FEB 29 2008
Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51022

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G. T. JEFFERS & COMPANY LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Plaza Real S Ste #222
(No. and Street)

Boca Raton Fl 33432
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg T Jeffers Pres 561-213-3325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sandra B Lineberry CPA
(Name – *if individual, state last, first, middle name*)

200 NE 5th Court Delray Beach Fl 33444
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Greg T Jeffers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G T Jeffers & Company LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TODD LESK
MY COMMISSION # DD448898
EXPIRES: Aug. 13, 2009
Florida Notary Service.com
(407) 398-0153

Notary Public

Signature

Pres

Title

TODD LESK
MY COMMISSION # DD448898
EXPIRES: Aug. 13, 2009
(407) 398-0153 Florida Notary Service.com

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

(o) A statement that the audit did not contain any material differences between the audited and unaudited computations of net capital

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report

Board of Directors
G.T. Jeffers & Company. LLC
101 Plaza Real South #222
Boca Raton, FL 33432

I have audited the accompanying statement of financial condition of G.T. Jetters & Company, LLC as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.T. Jetters & Company, LLC. as of December 31, 2007 and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sandra B. Lineberry
Delray Beach, FL
February 5, 2008

ASSETS

Consolidated [0198] Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	32713 [0200]		32713 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	18628 [0295]		18628
	B. **Other**	[0300]	[0550]	[0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	51341 [0540]	0 [0740]	51341 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	6801 [1205]	[1385]	6801 0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]

2. **Includes equity subordination (15c3-1(d)) of**

[1010]

	D. **Exchange memberships contributed for use of company, at market value**		[1430]	0 [1740]
	E. **Accounts and other borrowings not qualified for net capital purposes**	[1220]	[1440]	0 [1750]
20.	**TOTAL LIABLITIES**	6801 [1230]	0 [1450]	6801 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	44540 [1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. **Preferred stock**	[1791]
	B. **Common stock**	[1792]
	C. **Additional paid-in capital**	[1793]
	D. **Retained earnings**	[1794]
	E. **Total**	0 [1795]
	F. **Less capital stock in treasury**	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	[1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	51341 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning ______ [3932] Period Ending ______ [3933] Number of months ______ [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	577757 [3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	3227 [3939]
	d. **Total securities commissions**	[3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	[3949]
	c. **Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	4800 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	[3995]
9.	Total revenue	585784 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		5192 [4195]
15.	Other expenses		274629 [4100]
16.	Total expenses		279821

[4200]

NET INCOME

17.	Net Income(loss) before Federal income taxes and items below (Item 9 less Item 16)	305963	[4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal Income taxes of [4238]		
20.	Extraordinary gains (losses)		[4224]
	a. After Federal Income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items	305963	[4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		[4211]

G.T. Jetters & Company, LLC
Statement of Cash Flow
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$305,963
Decrease in Due from Broker	52,297
Decrease in Accrued Expenses	(49,147)
NET CASH USED FOR OPERATING ACTIVITES	$309,113
CASH FLOWS FROM FINANCING ACTIVITIES	
Equity Contributions (Distributions)	($297,982)
INCREASE IN WORKING CAPITAL	$11,131
NET INCREASE (DECREASE) IN CASH	$11,131
CASH AT BEGINNING OF YEAR	21,582
CASH AT END OF YEAR	$32,713

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1	Balance, beginning of period			36559 [4240]
	A.	Net income (loss)		305963 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C	Deductions (includes non-conforming capital of	[4272])	297982 [4270]
2.	Balance, end of period (From item 1800)			44540 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
G.T. Jeffers & Company. LLC
101 Plaza Real South #222
Boca Raton, FL 33432

I have audited the accompany financial statements of G.T. Jeffers & Company, LLC. as of and for the year ended December 31, 2007, and have issued my report thereon dated February 5, 2008. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but in supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sandra B. Lineberry
Delray Beach, FL
February 5, 2008

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		44540 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		44540 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		44540 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	0 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	0 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		44540 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. **Exempted securities** ______ [3735]

2. **Debt securities** ______ [3733]

3. **Options** ______ [3730]

4. **Other securities** ______ [3734]

D. **Undue Concentration** ______ [3650]

E. **Other (List)**

______ [3736A] ______ [3736B]

______ [3736C] ______ [3736D]

______ [3736E] ______ [3736F]

300 [3736] ______ [3740]

10. Net Capital 44540 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) 589 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) 5000 [3758]

13. Net capital requirement (greater of line 11 or 12) 5000 [3760]

14. Excess net capital (line 10 less 13) 39540 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) 43860 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 6801 [3790]

17. Add:

A. **Drafts for immediate credit** ______ [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** ______ [3810]

C. **Other unrecorded amounts (List)**

______ ______

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness 6801 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 6.55 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report
On Exemptive Provision Under Rule 15c 3-3

Board of Directors
G.T. Jeffers & Company. LLC
101 Plaza Real South #222
Boca Raton, FL 33432

I have audited the accompanying financial statements of G.T. Jetters & Company, LLC. as of and and for the year ended December 31, 2007, and have issued my report thereon dated February 5, 2008. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. As of the date of the financial statements all customer transactions cleared through another broker-dealer on a fully disclosed basis and no facts came to my attention to indicated that this was not complied with since the last audit of the financial statements.

Sandra B. Lineberry
Delray Beach, FL
February 5, 2008

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)
(2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 11754 [4335A]	STERNE, AGEE & LEACH, INC. [4335A2]	All [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k)
(3)–Exempted by order of the Commission ☐ [4580]

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
G.T. Jeffers & Company. LLC
101 Plaza Real South #222
Boca Raton, FL 33432

In planning and performing my audit of the financial statements of G.T. Jeffers, LLC for the year ended December 31, 2007, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stock Depot, Inc. that I considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserves required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control to assess whether those practices and procedures can be expected to achieve the Commission's above - mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in

accordance with management's authorization and recorded property to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities my occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchanges Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31. 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Sandra B. Lineberry

Sandra B. Lineberry
Delray Beach, FL
February 5, 2008

G.T. Jeffers & Company, LLC
Notes to Financial Statements
December 31,2007

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

G.T. Jeffers & Company, LLC (the company) is a broker-dealer specializing in mutual funds and annuities. The Company commenced broker-dealer operations in October 1998 in the State of Florida. The Company acts primarily in an agency capacity, buying and selling for its customers and charging a commission and is also engaged in principal trading of securities for its own account on a risk-less basis, where purchases and sales are matched prior to execution of the trade.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities and Transactions

Securities transactions and related commissions are reported on a trade date basis.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company match.

Employee Benefit Plan

On November 1, 1999, the Company adopted a 401 (k) plan for eligible employees, which has been approved by the Internal Revenue Services. Under the terms of the Plan, there is no Company match.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

G.T. Jeffers & Company, LLC
Notes to Financial Statements
December 31,2007

Note 2 - ACCOUNTS PAYABLE

This amount represents various expenses due at year end.

Note 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the " Net Capital", as defined shall meet certain minimum amounts. During the year ended December 31, 2007, the Company met the Net Capital requirements.

Note 4- RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations fir the Company's securities transactions are provided by an independent brokerage firm, whose principal office is in New York City. At December 31, 2007, the deposit held by the broker and the amount receivable from broker for commissions, are reflected in the accompanying statement of financial condition.

Deposits with Financial Institutions

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits, The Company's policy is to maintain these funds in a reputable financial institution.

Note 5 - LEASE

The Company leases office space from Berger Properties in Boca Raton, FL on a month by month basis.

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report On No Material Differences between Audited And Unaudited Statements

Board of Directors
G.T. Jeffers & Company. LLC
101 Plaza Real South #222
Boca Raton, FL 33432

I have audited the financial statements of G.T. Jeffers & Company, LLC. as of and for the year ended December 31, 2007 and have issued my report thereon dated February 5, 2008. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. As of the date of the financial statements all customer transactions cleared through another broker-dealer on a fully disclosed basis and no facts came to my attention to indicated that this was not complied with since the last audit of the financial statements.

Sandra B. Lineberry
Sandra B. Lineberry
Delray Beach, FL
February 5, 2008

END